Claire Bramley
Chief Financial Officer

17095 Via Del Campo
San Diego, CA 92127
October 5, 2022

Ms. Joyce Sweeney
Senior Staff Accountant
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Teradata Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed August 5, 2022
File No. 001-33458

Dear Ms. Sweeney,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) raised in your letter dated September 21, 2022 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2021, filed on February 25, 2022, and its Form 10-Q for Quarterly Period Ended June 30, 2022, filed on August 5, 2022 (File No. 001-33458). The comments from the Comment Letter are included below in bold. The Company’s response follows the comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 27
1.We note your disclosure regarding Cloud Net Expansion Rate as one of the financial and performance metrics you utilize and that net expansion rates were in excess of 130%. Please tell us, and in future filings disclose, the specific net expansion rate percentage for each period presented. In addition, please tell us how you monitor retention and expansion of other recurring revenues, such as subscription arrangements and maintenance and software upgrade rights, considering the relative significance of the related revenues and Annual Recurring Revenue (ARR). Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response:

As disclosed in its periodic filings, the Company is in a period of transformation. Its transition to a subscription-based business model is largely complete and the Company has shifted its focus to its strategy to transform into a cloud-first company. Part of this strategy includes transitioning on-premises customers to the cloud.

The Company considered Item 303(a) of Regulation S-K and SEC Release No. 33-10751 when preparing its MD&A disclosures. Given the Company’s focus on cloud growth during this transformation stage, the Company’s management currently monitors its Cloud Net Expansion Rate as they manage the Company’s transformation and business. In addition, because the Company expects that on-premises subscriptions and maintenance and software upgrade rights will continue to shift from on-premises to the cloud, the Company does not consider the retention and expansion metrics related to the individual components of other recurring revenue to be important or material and, as such, does not regularly monitor the retention or expansion rate for such items.

The Company’s Cloud Net Expansion Rate percentage was as follows:

Cloud Net Expansion Rate
As of Dec. 31	Percentage
2021	133%
2020	138%

The Company will disclose the specific Cloud Net Expansion Rate for each period presented in its future filings as the Company continues its transformation to a cloud-first company.

Consolidated Financial Statements
Consolidated Statements of Income (Loss), page 43

2.It appears based on your disclosure on page 49 that on-premises subscription revenue that is not cancellable is recognized upfront at a point in time and that such revenue is included within the recurring subscription line item. Please explain your basis for characterizing on-premise subscription licenses recognized at a point in time as recurring and quantify the amount of such revenues for each period presented.

Response:

As described in more detail in response to comment 3, the vast majority of the Company’s on-premises subscription licenses are cancellable by its customers either monthly or annually. The amount of revenue associated with noncancellable on-premises subscription licenses that is included in the recurring subscription revenue line item was less than 1% of consolidated revenue for each of the fiscal years ended December 31, 2020 and 2021. Because of the immaterial nature of noncancellable on-premises subscription licenses to the Company’s consolidated results, such agreements were not excluded from recurring revenue.

Note 1 Description of Business, Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 48

3.We note your disclosure on page 30 that on-premise customer transactions involving substantive long-term commitments are recognized on a recurring annual basis rather than a recurring quarterly basis resulting in a $30 million net positive impact in 2021 compared to 2020. Please tell us the following related to such transactions:
•Describe the nature of the arrangements and terms of the long-term commitments, including any cancellation provisions.
•Describe how the arrangements you recognize on an upfront annual basis differ from those that are recognized on a quarterly or monthly basis.
•Explain why recognizing on an annual basis rather than quarterly basis resulted in a net positive impact on revenues for 2021.
•Quantify the total amount of revenues from arrangements recognized on an annual basis for each period presented.

Response:

The Company notes the following:

•On-Premises Subscription Arrangements: The Company has on-premises term-based software licenses with contractual terms that are primarily three years that the Company refers to as subscriptions. The vast majority of the Company’s on-premises subscription licenses include a contractual right for the customer to cancel on either a monthly or annual basis.

•Annual Recognition: As a result of the cancellation provisions included in the Company’s on-premises arrangements, subscription license revenue from such arrangements is recognized at a point in time each month or a point in time each year, as applicable. The terms of the on-premises subscription arrangements where the Company recognizes subscription license revenue at a point time once a year are substantially similar to the terms of the on-premises arrangements where the Company recognizes subscription license revenue at a point in time each month, with the primary difference being whether the cancellation clause is annual or monthly as noted above.

•Impact to 2021 and Total Revenues for Annual Arrangements: In 2021, an increasing number of the Company’s customers transitioned to annual cancellation notice provisions for its on-premises subscription licenses, as compared to monthly notice periods in 2020. As a result, the mix of contracts in 2021 reflected a larger number of on-premises subscription arrangements with annual cancellation provisions where the annual license fee revenue is recognized at a point in time on an annual basis, as compared to a point in time on a monthly basis. The change in the mix of contracts, and the timing of those agreements during the year, contributed to a higher amount of on-premises subscription license revenue in 2021 as compared to 2020. The total amount of license revenue recognized from on-premises subscription license arrangements recognized on an annual basis in 2021 was $95 million (5% of total consolidated revenue). In 2020, the total amount of license revenue recognized from on-premises subscription license arrangements recognized on an annual basis was less than 1% of total consolidated revenue. To the extent the mix and timing of on-premises subscription licenses has a material impact on the Company’s consolidated financial results in future periods, the Company will provide clarifying disclosure on the impact consistent with the commentary above.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 19

4.Please explain to us why you no longer disclose subscription ARR and maintenance and software upgrade rights ARR in your 2022 Forms 10-Q. In this regard, we note that these two ARR measures comprised over 85% of total ARR at December 31, 2021. Please quantify for us the amount of subscription ARR and maintenance and software upgrade rights ARR at March 31, 2022 and June 30, 2022.

Response:

The Company has historically provided (i) a breakout of Total ARR by revenue stream on an annual basis within the Form 10-K and (ii) Total ARR and, given the Company’s strategic cloud-first focus as discussed within the response to comment 1, Cloud ARR amounts within its Form 10-Q filings for 2022. As both Total ARR and Cloud ARR were disclosed, ARR for the non-cloud revenue streams is the mathematical difference between these two metrics.

Following are the individual components of ARR:

•Q1 2022:
oCloud ARR: $209 million
oSubscriptions: $876 million
oMaintenance and Upgrade: $342 million

•Q2 2022:
oCloud ARR: $234 million
oSubscriptions: $833 million
oMaintenance and Upgrade: $323 million

In future filings, the Company will disclose subscription ARR and maintenance and software upgrade rights ARR on a quarterly basis.

* * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please do not hesitate to contact me at (858)-485-2993 or claire.bramley@teradata.com if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Claire Bramley
Claire Bramley
Chief Financial Officer
Teradata Corporation
17095 Via Del Campo
San Diego, CA 92127

cc:    Audit Committee of the Board of Directors
    Steve McMillan, President and Chief Executive Officer
    Molly Treese, Chief Legal Officer
    Michael Gianoni, Chairman of the Board of Directors